Exhibit 12.1

PennyMac Mortgage Investment Trust

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Year ended December 31,					Quarter ended March 31, 2018
	2013	2014	2015	2016	2017
	(dollar amounts in thousands)
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$214,635	$179,464	$73,304	$61,673	$124,546	$37,838
Add: fixed charges	65,222	85,589	124,708	149,768	151,371	34,816

Adjusted earnings	$279,857	$265,053	$198,012	$211,441	$275,917	$72,654

Fixed Charges:
Interest expensed and capitalized	$54,682	$75,013	$111,740	$134,620	$139,235	$34,919
Amortized premiums, discounts and capitalized expenses related to indebtedness	10,540	10,576	12,968	15,148	12,136	(103)

Total fixed charges	65,222	85,589	124,708	149,768	151,371	34,816
Preferred share distribution requirement	—	—	—	—	15,267	6,234

Total fixed charges and preferred share distribution requirement	$65,222	$85,589	$124,708	$149,768	$166,638	$41,050

Ratio of earnings to fixed charges	4.3	3.1	1.6	1.4	1.8	2.1
Ratio of earnings to fixed charges and preferred share distributions (1)	4.3	3.1	1.6	1.4	1.7	1.8

(1)	The ratios of earnings to combined fixed charges and preferred share distributions were computed by dividing earnings as adjusted by fixed charges and preferred share distributions (if applicable). For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized costs related to indebtedness. We issued our Series A preferred shares and our Series B preferred shares in March 2017 and July 2017, respectively. For each of the years ended December 31, 2013 through 2016, there were no preferred shares of beneficial interest outstanding. Therefore, no amounts for preferred distributions were included in the above calculations for such years.